Mail Stop 3561

January 29, 2010

By Facsimile and U.S. Mail

Mr. Steve Odland
Chief Executive Officer
Office Depot, Inc.
6600 North Military Trail
Boca Raton, Florida 33496

>   **Re: Office Depot, Inc..**
>   **Annual Report on Form 10-K for the Fiscal Year Ended December 27, 2008**
>   **Filed February 24, 2009**
>   **Quarterly Report on Form 10-Q for the Fiscal Period Ended March 28, 2009**
>   **Filed April 28, 2009**
>   **Quarterly Report on Form 10-Q for the Fiscal Period Ended June 27, 2009**
>   **Filed July 28, 2009**
>   **Quarterly Report on Form 10-Q for the Fiscal Period Ended September 26, 2009**
>   **Filed October 29, 2009**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed March 11, 2009**
>   **File No. 001-10948**

Dear Mr. Odland:

We have reviewed your response to our letter dated December 23, 2009 and have the following comments. Please feel free to call us at the telephone numbers listed at the end of this letter if you have any questions.

Annual Report on Form 10-K

Item 1. Business, page 2

1. We note your response to comment one of our letter dated December 23, 2009. It appears from your response that the trademark registrations for the names Office Depot, Ativa, Foray and Realspace, "among others," are material to your business. Please confirm that you will provide the required disclosure regarding these trademark registrations in future filings.

Definitive Proxy Statement on Schedule 14A

Executive and Director Compensation, page 15

Annual Cash Incentives ("Bonus Plan"), page 20

2. We note your response to comment 14 of our letter dated December 23, 2009. However, we disagree with your characterization of Instruction 2 to Item 402(b) of Regulation S-K as requiring disclosure of actions regarding executive compensation that were taken after your last fiscal year "only insofar as such actions could affect" an investor's understanding of executive compensation for that fiscal year. Instruction 2 to Item 402(b) indicates that such actions are only one example of actions regarding executive compensation that were taken after the end of your last fiscal year that should be addressed in your Compensation Discussion and Analysis. Therefore, to the extent that you discuss any targets that have been established, you should provide all relevant information regarding those targets. Accordingly, we re-issue comment 14 of our letter dated December 23, 2009.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna DiSilvio, Senior Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

Cc: Amy Bowerman Freed
      Hogan & Hartson LLP
      Via Facsimile